Exhibit 99.1

27 December 2017

Vedanta Limited

Acquisition of debt and controlling equity stake in AvanStrate by a wholly owned subsidiary of Vedanta Limited

The Board of Directors of Vedanta Limited’s (Vedanta) wholly owned subsidiary, Cairn India holdings Limited (CIHL), have approved an investment of c.US$158 million (the Acquisition) in Japanese manufacturer for LCD glass substrate, AvanStrate Inc. (ASI), currently majority owned by the Carlyle Group.

The transaction consists of three elements:

◾	an acquisition of c.US$151 million in existing ASI debt with face value of c.US$299 million from banks;

◾	an acquisition of just over 51% of the equity stake of ASI for a nominal consideration from the Carlyle Group; and

◾	extension of a c.US$7million loan to ASI.

Through a combination of these elements, this transaction provides both strategic control and attractive returns to CIHL. Completion of the Acquisition is conditional on consents being obtained from ASI’s existing lenders and is expected to occur prior to 31 December 2017.

ASI is a leading global manufacturer of glass substrates for small and medium sized high resolution thin film transistor liquid crystal display (TFT LCD) panels, which are used in screens for devices including smartphones, satellite navigation systems in vehicles, cameras, flat screen televisions, tablets and laptop personal computers. Glass substrate is made of silicon and metallic oxides, including aluminium oxides.

Further to Vedanta’s focus on providing basic materials for the development of India and other emerging markets, this transaction provides optionality to the growing market of materials for technology applications. ASI is particularly focused on supplying glass substrate to small and medium sized TFT LCD panels, used in many mobile devices, and India has significant market potential for such devices.

ASI was founded in Japan, where its corporate headquarters and research and development function are also based. ASI also has operations in Korea and Taiwan. Hideki Horiuchi is the CEO of ASI. The company employs around 710 people and in the financial year ended 31 March 2017 the company had revenues of c.US$169million, EBITDA of c.US$75million and gross assets of c.US$625million. The consolidated net profit of ASI for the financial year ended 31 March 2017 was c.US$1.4 million, which on a proportionate basis, for the c.51% equity stake being acquired, would imply an attributable net profit of c.US$0.7 million.

NOMURA has acted as the financial advisor to CIHL on this transaction.

For further information, please contact:

Communications
Arun Arora Head, Corporate Communications	Tel: +91 124 459 3000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

Aarti Raghavan VP – Investor Relations

Sneha Tulsyan Associate Manager – Investor Relations

About Vedanta Limited

Vedanta Limited is a diversified natural resources company, whose business primarily involves producing oil & gas, zinc - lead - silver, copper, iron ore, aluminium and commercial power. The company has a presence across India, South Africa, Namibia, Australia and Ireland.

Vedanta Limited is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. The company is conferred with the Confederation of Indian Industry (CII) ‘Sustainable Plus Platinum label’, ranking among the top 10 most sustainable companies in India. To access the Vedanta Sustainable Development Report 2017, please visit http://sd.vedantaresources.com/SustainableDevelopment2016-17/

Vedanta Limited is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please visit www.vedantalimited.com

Vedanta Limited

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Regd. Office: 1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai – 400 093

CIN: L13209MH1965PLC291394

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.